1-14860

No. 23/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date: May 2, 2002

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom mobile

Press Release

A Swiss first: GPRS roaming now possible in five countries

Following agreements with local Vodafone network providers, Swisscom Mobile customers can now use GPRS (General Packet Radio Service) data transmission technology in five European countries. GPRS allows fast, instant access to e-mails, information and news via mobile phone.

GPRS has been made possible thanks to new roaming agreements concluded in Germany, Italy, Britain, Spain and Ireland. A precondition is that customers log onto the network of the local Vodafone provider. They can then start using GPRS straight away, without any further alteration to settings. To call up personal e-mails or specific information services, all they need to do is open the WAP browser.

"GPRS roaming demonstrates clearly the benefits to our customers of the strategic partnership with Vodafone," explains Urs Schaeppi, Head of Connectivity Services at Swisscom Mobile. "Our goal is to provide Swisscom Mobile customers with quick and convenient access to mobile data services outside Switzerland as well. Vodafone's international platform is ideal for this."

With its latest GPRS roaming agreements Swisscom Mobile is also positioning itself as a leader in mobile data business. Further GPRS roaming agreements are to be concluded in the near future.

For further information on GPRS, visit www.swisscom-mobile.ch/gprs

GPRS abroad – an overview

Country	Network operator	Cost / MB
Germany	Vodafone	CHF 21.00
Italy	Omnitel Vodafone	CHF 21.00
UK	Vodafone UK	CHF 21.00
Spain	Airtel Vodafone	CHF 18.47
Ireland	Eircell Vodafone	CHF 18.47

Provision in the individual countries depends on the level of coverage of the network operator

Berne, 3 april 2002

Swisscom AG
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Swisscom employees share in company profits

Employees of Swisscom can participate in the company's profits through special share/option programmes. All staff members covered by the collective employment agreement have been given an opportunity to buy Swisscom shares at a reduced price. Each employee was offered a maximum of 10 shares at a price of CHF 240 with a holding period of one year. In addition, the share/options programme, which was launched in 2001, is to be continued for middle and senior management. In connection with the employee participation scheme and the share/options programme, Swisscom will buy back up to 150,000 of its own shares on the open market.

Berne, 5 April 2002

Swisscom AG
Group Media Relations
CH-3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Swisscom Fixnet launches number portability within the same dialling code area

Swisscom Fixnet is today launching geographical number portability (location number portability, LNP). This means that customers can keep their telephone numbers when moving within the same dialling code area. LNP from Swisscom Fixnet meets an important customer requirement.

In future, customers will pay a one-off charge for porting numbers within the same dialling code area (e.g. 031...). This varies according to the type of access at the previous location: EconomyLINE (analogue access) costs CHF 45, MultiLINE ^{ISDN} (digital access) CHF 90.
For moves within the same exchange, number portability will continue to be free of charge. Number portability is currently not available for PBX systems with direct dial-in numbers. Swisscom Fixnet plans to introduce the portability of direct dial-in for the 4th quarter 2002.

If a customer moves outside a previous dialling code area, he obtains a new number as before. Nationwide portability is not available.

Number portability offers attractive benefits for customers. As part of the "Top Number" offering, numbers can now be selected freely from Swisscom Fixnet from the entire dialling code area. Previously the choice was restricted to the numbers of the exchange area.

When moving, customers now have the following options:

Porting number within the same dialling code area	EconomyLINE at old location: one-off charge CHF 45.-- MultiLINE ^{ISDN} at old location: one-off CHF 90.--
Choice of Top Number	Select a new number with the same "dialling code" from various categories (e.g. date of birth, wedding day, etc.). Costs: one-off charge from CHF 100 per Top Number.
Number allocation by Swisscom Fixnet	Swisscom at random allocates the customer a new number free of charge.

Bern, 15 April 2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Swisscom Mobile to launch wireless broadband data transmission

Swisscom Mobile is to offer its customers access to a Public Wireless Local Area Network (PWLAN) later this year. In the next few months, around 100 busy locations (hotspots) are to be equipped with this high-speed data transmission technology. PWLAN is the ideal addition to existing data services and UMTS, with Swisscom Mobile continuing to press ahead with development of its UMTS network. New possibilities will also be opened up to hotspot partners thanks to attractive business models.

For some months now, Swisscom Mobile has been carrying out a PWLAN pilot test at three locations or so-called hotspots in Bern. The result of this was a high level of data security and network accessibility even under maximum load. In May 2002, Swisscom Mobile will launch an external pilot test which will involve providing around 20 locations across Switzerland with Public Wireless LAN (PWLAN). The commercial launch of PWLAN will take place later this year. It will then be possible for business travellers at roughly 100 projected locations in Switzerland to use broadband Internet to access their intranets (as long as this is supported by the company) and Office applications – more than 10 times faster than with ISDN and at attractive prices. Swisscom Mobile will thereby be meeting an important requirement of business customers. Later on, PWLAN access abroad (roaming) will also become available. All that will be needed to use PWLAN will be a Personal Digital Assistant (PDA) or laptop with WLAN card plus activation of the service with Swisscom Mobile.

Billing via NATEL® access possible

The locations to be provided with PWLAN include busy public areas such as airports, railway stations, conference centres and hotels. The PWLAN base stations installed there will enable connectivity to data networks at speeds of up to 2 Mbit/s. PWLAN is based on an existing technology for broadband data transmission in accordance with IEEE standard 802.11b. This is already successfully used at several thousand locations worldwide. Swisscom Mobile subscribers will be able to have PWLAN billed conveniently via their existing NATEL® access. Swisscom Mobile will offer alternative access to customers of other network providers and visitors from abroad.

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41 31 342 91 93
Fax +41 31 342 06 70

www. swisscom.com
media@swisscom.com

Public Wireless LAN complements UMTS

"Public Wireless LAN is the ideal addition to UMTS, the third mobile generation," says Urs Schaeppi, Head of Connectivity Services at Swisscom Mobile. "In future, our customers will be able to use services on GPRS, UMTS and PWLAN irrespective of location and field of application. This will enable them to have secure data access at all times." PC cards supporting all three transmission technologies are expected for the launch of PWLAN at Swisscom Mobile. Swisscom Mobile is pressing ahead with development of its UMTS network – around one billion francs are expected to be invested in this by the end of 2004.

Attractive business models for hotspot partners

The development of the Swisscom Mobile PWLAN network will also bring competitive advantages to managers of hotels, congress centres, trade fairs, etc.: by entering into a partnership with Swisscom Mobile, they will be able to offer their visitors and customers attractive value-added services and profit from Swisscom Mobile's entire marketing activities. The partner incurs no investment costs for the installation of a hotspot, and maintenance costs are borne by Swisscom Mobile.

Bern, 17 April 2002

Swisscom Ltd
Group Media Relations
3050 Bern

Phone +41 31 342 91 93
Fax +41 31 342 06 70

www. swisscom.com
media@swisscom.com

Unbundling distorts competition and impedes investment

In a decision announced today, the Federal Council plans to introduce further regulations at the ordinance level. Accordingly, Swisscom's leased-line offerings will be subject to the interconnection regime and Swisscom will be obliged to unbundle the local loop (Unbundling of the Local Loop, ULL). Swisscom regrets this decision whose impact on the fixed network business is as yet difficult to estimate, and is resolutely against additional regulatory intervention in areas already open to competition.

In Swisscom's opinion, regulation of leased-line offerings and an obligation to unbundle the local loop must be based on a comprehensive and thorough analysis of the Swiss telecommunications market and hence a legal reform which would address all relevant economic and legal aspects. However, since the requisite studies have not yet been conducted, important questions remained unanswered.

Swisscom is resolutely against any such major intervention in its legal status. Moreover, in October 2001 the Federal Court ruled that the applicable telecommunications law provided no basis for an obligation to interconnect leased lines or unbundle the local loop. The regulations proposed by the authorities are effectively akin to expropriation. In the interest of all shareholders Swisscom would be forced to take legal action should decrees such as those now planned be imposed merely as an amendment to the ordinance.

There are important reasons which refute the need for additional regulatory measures:

- Swiss **leased-line prices have been proven as competitive** and rank as average in the European context. In addition, the competitive provisions of the law on cartels and price monitoring already apply unconditionally to the telecommunications sector. Hence there is no need for regulatory provisions in the telecommunications law. Swisscom's leased-line offerings are in competition with those of other providers. A unilateral regulation would put Swisscom at a disadvantage and distort existing competition.

- As far as the "last mile" is concerned, Swisscom's network is already in **competition with other infrastructures** such as cable networks. This particularly affects broadband services (e.g. high-speed Internet access), which are essential to the development of the information society. In this area, Swisscom's ADSL offerings are in intensive competition with those of cable network operators. Moreover, experience in other countries clearly shows that unbundling is not a viable means of ensuring a better and more economical provision of service.

Swisscom Ltd
Group Media Relations
3050 Berne

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

- An obligation to unbundle **would destroy Swisscom's incentive to invest**, particularly when regulated prices barely cover costs, if at all. Alternative providers would be able to concentrate their offerings – based on the Swisscom infrastructure – on large towns and cities and on lucrative business customers, to the detriment of less populated areas. On the other hand, the present solution encourages Swisscom's investment in a modern telecoms infrastructure for rural, peripheral and alpine regions, and thus in general terms boosts the development of the Swiss information society.

Berne, 24 April 2002

Swisscom Ltd
Group Media Relations
3050 Berne

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

Fourth Swisscom Ltd General Shareholders' Meeting in Zurich:

Swisscom decides on capital reduction and statute changes

At the fourth Swisscom General Shareholders' Meeting of 30 April 2002 in Zurich's Hallenstadion all proposals of the Board of Directors were accepted. For the 2001 financial year Swisscom will pay out CHF 11 per share as dividend and CHF 8 per share as capital reduction. The company's statutes have been amended to ensure shareholders have the same rights after reduction in par value.

1'469 shareholders took part in the fourth Swisscom Shareholders' Meeting of 30 April 2002 in Zurich's Hallenstadion who represent 62,12 percent of shareholder votes. The total number of Swisscom shareholders has risen within three years from around 51,000 to around 78,000 by mid-April 2002.

Capital reduction after share buy-back – statute changes protect shareholder rights

The shareholders approved the Annual Report, the consolidated statements and the financial statements for 2001 and the proposal of the Board of Directors to set the dividend at CHF 11 per share on which dividend is paid (net CHF 7.15, after deduction of withholding tax). There will be no dividend pay-out on the shares bought back in March 2002. Swisscom will therefore pay out a total dividend of CHF 728.2 million (gross). The net dividend will be paid to shareholders on 6 May 2002 at no charge. The dividend will be transferred to shareholders directly at the address given.

The General Shareholders Meeting accepted the destruction of shares obtained in the buy-back and a capital reduction of CHF 1.25 billion to CHF 1.125 billion. In addition the meeting accepted reduction in par value of CHF 8 per share. The pay-out to shareholders will be made in August 2002.

After capital reduction based on the share buy-back and the reduction in nominal value, Swisscom share capital stands at CHF 595.8 million and is divided into 66.2 million registered shares with a nominal value of CHF 9 per share.

To ensure that the rights of shareholders remain the same after the buy-back, the Shareholders' meeting accepted the proposed statute changes. According to the previous statutes the right to propose a motion and the right to request a written vote were granted to shareholders holding shares of a nominal value in excess of CHF 1 million. Without statute change the reduction of the nominal share value from CHF 25 to CHF 17 at the last General Shareholders' Meeting and the acceptance of the latest proposal for reduction of CHF 9 would have meant that more shares would

Swisscom AG
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com

have been required for entitlement to these rights. To protect the shareholders' rights, the Meeting agreed a proportional reduction of the threshold value from CHF 1 million to CHF 360,000.

The meeting formally gave approval to the members of the Board of Directors and the Executive Board for the 2001 financial year. PricewaterhouseCoopers AG was reappointed as auditor for a further year.

Zurich, 30 April 2002

Swisscom AG
Group Media Relations
3050 Bern

Phone +41-31-342 91 93
Fax +41-31-342 06 70

www. swisscom.com
media@swisscom.com